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                          UNITED STATES SEC USE ONLY
           SECURITIES AND EXCHANGE COMMISSION DOCUMENT SEQUENCE NO.
                            Washington, D.C. 20549

                                   FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

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
1(a) NAME OF ISSUER (Please type or print)     (b) IRS IDENT. NO.   (c) S.E.C. FILE NO.

     The Corporate Executive Board Company         52-2056410           000-24799
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1(d) ADDRESS OF ISSUER     STREET           CITY STATE      ZIP CODE       (e) TELEPHONE NO.

     2000 Pennsylvania Ave., NW, Ste. 600,  Washington, DC  20006              (202) 777-5000
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2(a) NAME OF PERSON FOR WHOSE  (b) SOCIAL SECURITY   (c) RELATIONSHIP     (d) ADDRESS  STREET         CITY           ZIP CODE
     ACCOUNT THE SECURITIES        NO. OR IRS IDENT.     TO ISSUER
     ARE TO BE SOLD                NO.

     Michael A. D'Amato                                   Director            c/o The Corporate Executive Board Company
                                                                              2000 Pennsylvania Ave., NW, Suite 600
                                                                              Washington, DC  20006
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)             (b)                SEC USE ONLY      (c)          (d)             (e)             (f)             (g)
                                    -------------     ----------
Title of the     Name and           Broker-Dealer     Number of    Aggregate       Number of       Approximate     Name of Each
Class of         Address of         File Number       Shares or    Market          Shares          Date of Sale    Securities
Securities       Each Broker                          Other Units  Value           or Other        (See instr.     Exchange
to be Sold       Through Whom                         to be Sold   See instr.      Units           3(f))           (See instr.
                 the Securities                       (See instr.  3(d))           Outstanding     (MO. DAY YR.)   3(g))
                 are to Offered                       3(c))                        (See instr.
                 or Each Market                                                    3(e))
                 Maker who is
                 Acquiring the
                 Securities

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Common           Salomon Smith Barney                 185,000      $8,313,437.50   30,956,569      within 90       Nasdaq NMS
Stock            390 Greenwich St.                                  as of close                      days
                 New York, NY  10013                                 10/07/00
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INSTRUCTIONS
1. (a) Name of Issuer                                      3. (a) Title of the class of securities to be sold
   (b) Issuer's  I.R.S.  Identification Number                (b) Name and address of each broker
   (c) Issuer's  S.E.C. number, if any                            through  whom the  securities  are  intended to be sold
   (d) Issuer's  address,  including zip code                 (c) Number  of  shares  or  other  units  to be sold  (if
   (e) Issuer's telephone number,  including                      debt securities,  give the aggregate face amount)
                                                              (d) Aggregate  market  value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
                                                              (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose  account  the                 (f) Approximate date on which the securities are to be sold
       securities are to be sold                              (g) Name of each securities exchange, if any, on which the
   (b) Such persons Social  Security or I.R.S.                    securities are intended to be sold
       Identification number
   (c) Such person's relationship to the issuer
       (e.g., officer, director, 10% stockholder,
       or member of immediate family of any of
       the foregoing)
   (d) Such person's address, including zip code                                                SEC 1147 (9-93)
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                        TABLE I - SECURITIES TO BE SOLD
   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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
                                                      Name of Person
                                                      from Whom Acquired
Title of      Date You     Nature of                  (If gift, also give    Amount of             Date of
the Class     Acquired     Acquisition Transaction    date donor acquired)   Securities Acquired   Payment     Nature of Payment
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Common       On date       Exercise of Options        Issuer                 185,000               On date     Cash
Stock        of sale                                                                               of sale
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INSTRUCTIONS: 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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
                                                                                 Amount of     Gross
Name and Address of Seller         Title of Securities Sold      Date of Sale    Securities    Proceeds
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REMARKS:
INSTRUCTIONS:                                                                    ATTENTION:
See the definition of "person" in paragraph (a) of Rule  144. Information         The person for whose account the securities to
is to be given not only as to the person for whose account the securities are     which this notice relates are to sold hereby
to be sold but also as to sales by all persons whose sales are required by        represents by signing this notice that he does
paragraph (e) of Rule 144 to be aggregated with sales for the account of the      not know any material adverse information in
person filing this notice.                                                        regard to the current and prospective
                                                                                  operations of the Issuer of the securities to
                                                                                  be sold which have not been publicly disclosed.


                   10/08/00                                                                  /s/ MICHAEL A. D'AMATO
____________________________________________________                                         ----------------------
              (DATE OF NOTICE)                                                                 Michael A. D'Amato
                                                                                                  (SIGNATURE)
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The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).